

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2013

<u>Via E-mail</u>
Adriaan Reinders
Chief Executive Officer
Standard Drilling, Inc.
870 Market Street, Suite 828
San Francisco, CA 94102

> **Re: Standard Drilling, Inc.**
> **Current Report on Form 8-K**
> **File No. 000-51569**
> **Filed February 14, 2013**

Dear Mr. Reinders:

We have reviewed the financial statements and related matters in your filing and have the following comments. The comments below relate to your financial statements only. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please consider the following comments when preparing your Form 10-K for the most recently completed year.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

The E-Factor Corp. Financial Statements

Note 2. Revenue Recognition

1.   Revise your disclosures to include a discussion of the significant factors, inputs, assumptions and methods used to determine the selling price (whether vendor specific objective evidence, third-party evidence or estimated selling price) for the significant deliverables. We refer you to ASC 605-25-50-2.

2.   Revise your revenue recognition policy to clarify how you recognize revenues for associated sponsors and advertising offered at your events. In this respect, your revenue

recognition policy only appears to address advertising and promotional placements on your website portal.

3. Revise your revenue recognition policy for advisory and consulting services to clarify how you determine that the services have been rendered to the customer. Explain the accounting methodology that you apply to recognize revenues as the services are delivered to the customer. We refer you to ASC 605.

Note 2. Recent Accounting Pronouncements

4. Expand your disclosures to discuss the impact that recently issued accounting standards will have on your financial statements when adopted in a future period. For instance, consider disclosing the timing of adoption and the impact you expect such adoption to have on your results of operations and financial condition.

Note 6. Related Parties and Related Party Transactions

5. Your security ownership disclosure on page 38 includes Roeland Reinders as a greater than 10% shareholder. Please disclose, where appropriate, whether there is a relationship between Adriann Reinders and Roeland Reinders and any transactions into which you have entered with Mr. Reinders.

Note 8. Income Taxes

6. It appears that certain tabular presentations have been excluded from your footnote. Revise to provide all of the disclosures required by ASC 740-10-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tamara Tangen, Staff Accountant, at (202) 551-3443. If you require further assistance, you may contact Mark P. Shuman, Branch Chief-Legal, at (202) 551-3462, or in his absence, Barbara C. Jacobs, Assistant Director, at (202) 551-3730. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen G. Krikorian

Stephen G. Krikorian
Accounting Branch Chief

cc: Via E-mail
       Elliott Taylor, Esq.